UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended June 30, 2009

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains the quarterly report of Textainer Group Holdings Limited for the Three Months ended June 30, 2009.

Exhibits

1.	Quarterly Report of Textainer Group Holdings Limited for the Three Months Ended June 30, 2009

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three Months Ended June 30, 2009

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Quarterly Report on Form 6-K, including the sections entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding (i) our expectation that the current downturn in the world’s major economies and the constraints in the credit markets are expected to cause containerized cargo volume growth to slow or become negative on some trade routes; (ii) our intent to focus on keeping utilization as high as possible during the current economic downturn by, among other things, promoting the extension of leases for in-fleet containers; (iii) our belief that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months; (iv) our expectation that the Ninth Circuit will dismiss the appeal referenced in Note 6 “Commitments and Contingencies” to the financial statements and (v) our expectation of a lower short-term incentive compensation award for fiscal year 2009 compared to fiscal year 2008. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information— Risk Factors” included in our 2008 Form 20-F.

We believe that it is important to communicate our future expectations to potential investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information— Risk Factors” included in our 2008 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information— Risk Factors” of our 2008 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information— Risk Factors” included in our 2008 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

Industry data and other statistical information used in this Quarterly Report on Form 6-K are based on independent publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information. In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2008 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2009 and December 31, 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2009	2008
Assets
Current assets:
Cash and cash equivalents	$49,466	$71,490
Accounts receivable, net of allowance for doubtful accounts of $7,652 and $5,855 in 2009 and 2008, respectively	47,574	49,328
Net investment in direct financing and sales-type leases	19,319	17,086
Containers held for resale	890	1,596
Prepaid expenses	2,607	3,271
Deferred taxes	1,961	1,961
Due from affiliates, net	—	39

Total current assets	121,817	144,771
Restricted cash	12,061	16,107
Containers, net of accumulated depreciation of $341,431 and $338,190 at 2009 and 2008, respectively	938,365	999,411
Net investment in direct financing and sales-type leases	98,031	74,633
Fixed assets, net of accumulated depreciation of $8,109 and $8,008 at 2009 and 2008, respectively	1,435	1,406
Intangible assets, net of accumulated amortization of $16,780 and $12,642 at 2009 and 2008, respectively	74,378	64,751
Other assets	1,809	2,688

Total assets	$1,247,896	$1,303,767

Liabilities and Equity
Current liabilities:
Accounts payable	$6,199	$4,922
Accrued expenses	6,949	10,212
Container contracts payable	4,341	2,068
Deferred revenue	1,493	—
Due to owners, net	11,628	10,877
Bonds payable	51,500	58,000

Total current liabilities	82,110	86,079
Revolving credit facility	7,000	53,000
Secured debt facility	316,463	300,402
Bonds payable	252,513	313,241
Deferred revenue	2,518	—
Interest rate swaps	11,325	19,387
Income tax payable	19,082	16,074
Deferred taxes	6,857	7,577

Total liabilities	697,868	795,760

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value, Authorized 140,000,000 shares; issued and outstanding 47,760,771 and 47,604,740 at 2009 and 2008, respectively	478	476
Additional paid-in capital	168,668	166,744
Accumulated other comprehensive loss	(198)	(224)
Retained earnings	312,572	282,613

Total Textainer Group Holdings Limited shareholders’ equity	481,520	449,609
Noncontrolling interest	68,508	58,398

Total equity	550,028	508,007

Total liabilities and equity	$1,247,896	$1,303,767

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three and Six Months Ended June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Revenues:
Lease rental income	$44,196	$48,568	$93,291	$96,102
Management fees	6,034	6,959	11,878	14,409
Trading container sales proceeds	1,423	10,369	3,688	24,083
Gains on sale of containers, net	2,785	3,711	5,162	7,248

Total revenues	54,438	69,607	114,019	141,842

Operating expenses:
Direct container expense	9,488	6,858	17,310	12,918
Cost of trading containers sold	1,276	8,151	3,279	18,219
Depreciation expense	11,261	13,766	22,413	26,650
Amortization expense	1,849	1,674	3,459	3,644
General and administrative expense	5,064	5,479	10,389	11,239
Short-term incentive compensation expense	595	965	1,190	1,776
Long-term incentive compensation expense	883	826	1,724	1,481
Bad debt expense, net	1,527	488	2,194	623

Total operating expenses	31,943	38,207	61,958	76,550

Income from operations	22,495	31,400	52,061	65,292

Other income (expense):
Interest expense	(3,012)	(5,298)	(6,312)	(12,245)
Gain on early extinguishment of debt	16,298	—	19,398	—
Interest income	17	316	51	893
Realized losses on interest rate swaps and caps, net	(3,799)	(1,594)	(7,702)	(2,279)
Unrealized gains on interest rate swaps, net	6,733	7,175	8,062	906
Gain on lost military containers, net	29	1,689	168	1,689
Other, net	240	839	(31)	685

Net other expense	16,506	3,127	13,634	(10,351)

Income before income tax and noncontrolling interest	39,001	34,527	65,695	54,941
Income tax (expense) benefit	(1,500)	285	(3,656)	(1,060)

Net income	37,501	34,812	62,039	53,881
Less: Net income attributable to the noncontrolling interest	(6,483)	(4,423)	(10,110)	(6,126)

Net income attributable to Textainer Group Holdings Limited common shareholders	$31,018	$30,389	$51,929	$47,755

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.65	$0.64	$1.09	$1.00
Diluted	$0.65	$0.64	$1.08	$1.00
Weighted average shares outstanding (in thousands):
Basic	47,761	47,605	47,761	47,605
Diluted	47,964	47,854	47,926	47,770

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended June 30,
	2009	2008
Cash flows from operating activities:
Net income	$62,039	$53,881

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	22,413	26,650
Bad debt expense, net	2,194	623
Unrealized gains on interest rate swaps, net	(8,062)	(906)
Amortization of debt issuance costs	1,235	733
Amortization of intangible assets	3,459	3,644
Amortization of acquired above-market leases	756	263
Gains on sale of containers and lost military containers, net	(5,330)	(8,937)
Gain on early extinguishment of debt	(19,398)	—
Share-based compensation expense	1,669	1,379
Changes in operating assets and liabilities	2,043	(11,228)

Total adjustments	979	12,221

Net cash provided by operating activities	63,018	66,102

Cash flows from investing activities:
Purchase of containers and fixed assets	(11,421)	(117,765)
Purchase of intangible assets	(13,812)	(106)
Proceeds from sale of containers and fixed assets	26,797	29,530
Receipt of principal payments on direct financing and sales-type leases	9,180	5,481

Net cash provided by (used in) investing activities	10,744	(82,860)

Cash flows from financing activities:
Proceeds from revolving credit facility	7,000	45,500
Principal payments on revolving credit facility	(53,000)	(39,500)
Proceeds from secured debt facility	73,500	120,500
Principal payments on secured debt facility	(57,500)	(65,000)
Principal payments on bonds payable	(27,542)	(29,000)
Purchase of bonds payable	(20,234)	—
Decrease in restricted cash	4,046	771
Debt issuance costs	(112)	(1,276)
Repayments of notes receivable from shareholders	—	111
Dividends paid	(21,970)	(20,470)

Net cash (used in) provided by financing activities	(95,812)	11,636

Effect of exchange rate changes	26	(75)

Net decrease in cash and cash equivalents	(22,024)	(5,197)
Cash and cash equivalents, beginning of the year	71,490	69,447

Cash and cash equivalents, end of the period	$49,466	$64,250

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$12,980	$14,038
Income taxes	$396	$187
Supplemental disclosures of noncash investing activities:
Increase in accrued container purchases	$2,273	$22,630
Containers placed in direct financing and sales-type leases	$34,811	$20,611

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in four main areas: container ownership, container management, container resale and military management (see Note 6 “Segment Information”).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The accompanying unaudited condensed interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 furnished to the Securities and Exchange Commission on March 16, 2009.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s financial position as of June 30, 2009, the results of operations for the three and six months ended June 30, 2009 and 2008 and the cash flows for the six months ended June 30, 2009 and 2008. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2009.

(b)	Principles of Consolidation

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 160 Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company within the equity section of the company’s balance sheets but separate from the company’s equity. It also requires the amounts of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest to be accounted for as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary must be measured at fair value. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Company adopted SFAS 160 on January 1, 2009 and it resulted in a $58,398 reclassification of “Minority interest” from a separate line item located between “Total liabilities” and “Total shareholders’ equity” on the December 31, 2008 consolidated balance sheet to “Noncontrolling interest” in a separate line item located between “Total Textainer Group Holdings Limited and shareholders’ equity” and “Total equity” on the December 31, 2008 condensed consolidated balance sheet and a $4,423 and $6,126 reclassification for the three and six months ended June 30, 2008, respectively, of “Minority interest expense” from a separate line item located between

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

“Income before income tax and minority interest expense” and “Net income” to “Net income attributable to the noncontrolling interest” between “Net income” and “Net income attributable to Textainer Group Holdings Limited common shareholders” on the condensed consolidated statement of income.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents is comprised of interest-bearing deposits or money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 7 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. These financial institutions are located throughout the United States, Canada, Bermuda, Singapore, the United Kingdom, the Netherlands and Malaysia. A significant portion of the Company’s cash and cash equivalents and restricted cash is maintained with a small number of banks and, accordingly, the Company is exposed to the credit risk of these counterparties in respect of the Company’s cash and cash equivalents and restricted cash. Furthermore, the deposits maintained at some of these financial institutions exceed the amount of insurance provided on the deposits. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

(d)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. Intangible assets are evaluated for impairment by applying the recognition and measurement provisions of the FASB SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Under SFAS 144, an impairment loss shall be recognized if the carrying amount of the intangible assets is not recoverable by future undiscounted cash flows and the carrying amount exceeds its fair value.

On April 15, 2009, the Company purchased for $10,600 the exclusive rights to manage the approximately 145,000 twenty-foot equivalent unit (“TEU”) container fleet of Amphibious Container Leasing Limited (“Amficon”). The purchase price will be amortized over the expected approximate 11-year life of the contract on a pro-rata basis to the expected management fees.

On June 12, 2009, the Company purchased for $2,954 the exclusive rights to manage the approximately 154,000 TEU container fleet of Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (jointly “Capital Intermodal”). The purchase price will be amortized over the expected approximate 11-year life of the contract on a pro-rata basis to the expected management fees.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

The changes in the carrying amount of intangible assets during the six months ended June 30, 2009 are as follows:

Balance as of December 31, 2008	$64,751
Additions arising principally from Amficon and Capital	13,842
Amortization of step acquisition adjustment related to lease contracts (1)	(756)
Amortization expense	(3,459)

Balance as of June 30, 2009	$74,378

(1)	Represents amortization of a step acquisition adjustment related to the Company’s wholly owned subsidiary, Textainer Limited (“TL”) purchase of 3,000 additional Class A shares of Textainer Marine Containers Limited (“TMCL”) on November 1, 2007. The adjustment was recorded to increase the balance of the lease contracts to an amount that equaled the fair market value of the lease contracts.

(e)	Lease Rental Income

Leasing income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of five years or less and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct finance and sales-type leases, the containers are usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct finance leases over the terms of the leases so as to produce a constant periodic rate of return on the net investment in the leases. Under sales-type leases, a gain or loss is recognized at the inception of the leases by subtracting the book value of the containers from the estimated fair value of the containers and the remaining revenue is earned and recognized over the terms of the leases so as to produce a constant periodic rate of return on the net investment in the leases.

Container leases do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(f)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers purchased new are depreciated using the straight-line method over their

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

estimated useful lives of 12 years to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

(g)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is unlikely.

The Company also accounts for income tax positions as prescribed by FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes— an interpretation of FASB Statement No. 109 (“FIN 48”). Under FIN 48, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs.

(h)	Maintenance and Repair Expense and Damage Protection Plan

The Company’s leases require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a Damage Protection Plan (“DPP”) to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and, in return, the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related term of the applicable lease. The Company has not recognized revenue and related expense for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectability of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended. The Company uses the direct expense method of accounting for maintenance and repairs.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

(i)	Concentrations

Although substantially all of the Company’s revenue is derived from assets employed in foreign countries, virtually all of this revenue is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the three months ended June 30, 2009 and 2008, $3,456 (or 39%) and $2,818 (or 40%), respectively, and for the six months ended June 30, 2009 and 2008 $6,836 (or 41%) and $5,337 (or 40%), respectively, of the Company’s direct container expenses were paid in 15 different foreign currencies. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency and the Company’s contract with the U.S. military contains a provision to protect it from fluctuations in exchange rates for payments made in foreign currencies.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Except for the major lessees noted in the table below, no other single lessee made up greater than 10% of the Company’s lease rental income for the three and six months ended June 30, 2009 and 2008.

	Three Months Ended June 30,		Six Months Ended June 30,
Lessee	2009	2008	2009	2008
Customer A	13%	n/a	13%	n/a
Customer B	n/a	10%	n/a	10%

One single lessee accounted for 15% (Customer A) and 17% (Customer B) of the Company’s accounts receivable, net as of June 30, 2009 and December 31, 2008, respectively.

(j)	Fair Value of Financial Instruments

In accordance with SFAS No. 107, Disclosures about Fair Value of Financial Instruments and FASB Staff Position No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, the Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps. At June 30, 2009 and December 31, 2008, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $111,242 and $88,058 at June 30, 2009 and December 31, 2008, respectively, compared to a book value of $117,350 and $91,719 at June 30, 2009 and December 31, 2008, respectively, based on recent implicit interest rates as of those dates and, based on the borrowing rates available to the Company, the fair value of long-term debt (including current maturities) was approximately $556,363 and $641,281 at June 30, 2009 and December 31, 2008, respectively, compared to a book value of $627,476 and $724,643 at June 30, 2009 and December 31, 2008, respectively.

(k)	Derivative Instruments

The Company has entered into various interest rate swap and cap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). The differentials between the fixed and variable rate payments under these agreements are recognized in “Realized losses on interest rate swaps and caps, net” in the condensed consolidated statements of income.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

As of the balance sheet dates, none of the derivative instruments the Company has entered into qualify for hedge accounting in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the condensed consolidated statements of income as “Unrealized gains on interest rate swaps, net”.

(l)	Share Options and Restricted Share Units

In accordance with SFAS No. 123R, Share-Based Payment, the Company estimates the fair value of all employee share options awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s condensed consolidated statements of income.

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model as a method for determining the estimated fair value for employee share option awards. The Company uses the fair market value of the Company’s common shares on the grant date, discounted for estimated dividends that will not be received by the employees during the vesting period, for determining the estimated fair value for employee restricted share units. Compensation expense for employee share awards is recognized on a straight-line basis over the vesting period of the award. Share-based compensation expense for the three months ended June 30, 2009 and 2008 of $855 and $787, respectively, and for the six months ended June 30, 2009 and 2008 of $1,669 and $1,379, respectively, was recorded as a part of “Long-term incentive compensation expense” in the condensed consolidated statements of income for share options and restricted share units awarded to employees under the 2007 Plan.

(m)	Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, intangible assets, accounts receivable, income taxes and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

(n)	Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the applicable period. Diluted net income per share reflects the potential dilution that could occur if all outstanding share options were exercised, and all outstanding restricted share units were converted, into common shares. Share options for the three months ended June 30, 2009 and 2008 of 1,036,050 and 1,035,835, respectively and for the six months ended June 30, 2009 and 2008 of 1,036,050 and 1,041,226, were excluded from the computation of diluted net income per share because they were anti-dilutive under the treasury stock method, in accordance with the FASB’s SFAS No. 128 Earnings Per Share. Restricted share units for the three months ended June 30, 2009 and 2008 of 978,921 and 785,501, respectively and for the six months ended June 30, 2009 and 2008 of 993,529 and 868,869, respectively, were excluded from the computation of diluted net income per share because they were anti-dilutive under the treasury stock method. A reconciliation of the numerator and denominator of basic earnings per share (“EPS”) with that of diluted EPS is presented as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
Share amounts in thousands	2009	2008	2009	2008
Numerator
Net income attributable to Textainer Group Holdings Limited common shareholders-basic and diluted EPS	$31,018	$30,389	$51,929	$47,755
Denominator
Weighted average common shares outstanding - basic	47,761	47,605	47,761	47,605
Dilutive share options and restricted share units	203	249	165	165

Weighted average common shares outstanding - diluted	47,964	47,854	47,926	47,770

Net income attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$0.65	$0.64	$1.09	$1.00
Diluted	$0.65	$0.64	$1.08	$1.00

(o)	Fair Value Measurements

SFAS No. 157, Fair Value Measurements (“SFAS 157”) establishes a framework for measuring fair value under U.S. generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. SFAS 157 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

SFAS 157 retains the exchange price notion in earlier definitions of fair value and clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability,

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

When the Company is required to write down the cost basis of its trading containers held for resale to fair value less cost to sell, the Company measures the fair value of its trading containers held for resale under a Level 2 input as defined by SFAS 157. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The carrying value of these trading containers held for resale was $890 and $1,596 as of June 30, 2009 and December 31, 2008, respectively, and is included in “Containers held for resale” on the consolidated balance sheets. During the three and six months ended June 30, 2009 and 2008, impairments to write down the value of trading containers held for resale to their estimated fair value was nil.

When the Company is required to write down the cost basis of its containers identified for sale to fair value less cost to sell, the Company measures the fair value of its containers identified for sale under a Level 2 input as defined by SFAS 157. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The carrying value of these containers identified for sale amounted to $3,085 and $418 as of June 30, 2009 and December 31, 2008, respectively, and is included in Containers, net on the consolidated balance sheets. The Company recorded impairments during the three months ended June 30, 2009 and 2008 of $583 and $113, respectively and during the six months ended June 30, 2009 and 2008 of $1,029 and $263, respectively, as a part of depreciation expense to write down the value of containers identified for sale to their estimated fair value less cost to sale.

The Company measures the fair value of its $387,260 notional amount of interest rate swaps under a Level 2 input as defined by SFAS 157. The Company changed from measuring the fair value of its interest rate swaps under a Level 3 input to a Level 2 input during the three months ended June 30, 2009 because it began determining the fair value estimate using observable market inputs. In addition, the liability valuation reflects the credit standing of the Company and the counterparties to the interest rate swaps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps was the income approach. This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap agreements had a net fair value liability of $11,325 and $19,387 as of June 30, 2009 and December 31, 2008, respectively. The credit valuation adjustment (which was a reduction in the liability) was determined to be $0.1 million as of June 30, 2009. The change in fair value of $8,062 for the six months ended June 30, 2009 was recorded in the consolidated statement of income as part of “Unrealized gains on interest rate swaps, net”.

(p)	Recently Issued Accounting Pronouncements

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, which amends the other-than-temporary impairment guidance for debt securities and improves the presentation and disclosure of other-than-temporary impairments for both debt and equity securities. The Company currently does not have any debt or equity securities that fall within the scope of this FSP and as such is currently not impacted by this standard.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles— a replacement of FASB Statement No. 162 (“SFAS 168”). SFAS. 168 replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS 168 identifies the sources of accounting principles and the framework

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States (the GAAP hierarchy). SFAS 168 establishes the Codification as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company does not believe the adoption of SFAS 168 will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

(3)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the three and six months ended June 30, 2009 and 2008 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Fees from affiliated owners	$1,208	$1,425	$2,370	$2,979
Fees from unaffiliated owners	4,375	5,095	8,605	10,551

Fees from owners	5,583	6,520	10,975	13,530
Other fees	451	439	903	879

Total management fees	$6,034	$6,959	$11,878	$14,409

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to owners, net at June 30, 2009 and December 31, 2008 consisted of the following:

	June 30, 2009	December 31, 2008
Affiliated owners	$1,014	$902
Unaffiliated owners	10,614	9,975

Total due to owners, net	$11,628	$10,877

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

(4)	Income Taxes

The effective income tax rates were 3.85% and –0.83% for the three months ended June 30, 2009 and 2008, respectively, and 5.57% and 1.93% for the six months ended June 30, 2009 and 2008, respectively. The rates for the three and six months ended June 30, 2008 were lower than the rates for the same periods in the current year primarily due to reduction of unrecognized benefits. The 2004 United States tax return for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited and the 2004 and 2005 United States tax returns for TGH’s subsidiary Textainer Limited (“TL”) were examined by the Internal Revenue Service (the “IRS”) and in May 2008, the Company received notification from the IRS that they had completed their examination and made no changes to the amount of tax reported. As a result, the Company reduced the amount of unrecognized tax benefits by $4,000 and recognized a tax provision reduction of $4,000 during the three months ended June 30, 2008.

In May of 2009, the Company received notification from the Internal Revenue Service that the 2007 United States tax return for TGH’s subsidiary Textainer Equipment Management (U.S.) Limited has been selected for examination. The examination is currently ongoing and to date, no matters have arisen to alter the Company’s accounting for income taxes.

(5)	Revolving Credit Facility, Bonds Payable and Secured Debt Facility, and Derivative Instruments

The following represents the Company’s debt obligations as of June 30, 2009 and December 31, 2008:

	June 30, 2009	December 31, 2008
Revolving Credit Facility, Bonds Payable and Secured Debt Facility
Revolving Credit Facility, weighted average interest at 1.32% and 2.67% at June 30, 2009 and December 31, 2008, respectively	$7,000	$53,000
2005-1 Bonds, interest at 0.85% and 1.73% at June 30, 2009 and December 31, 2008, respectively	304,013	371,241
Secured Debt Facility, weighted average interest at 1.57% and 2.45% at June 30, 2009 and December 31, 2008, respectively	316,463	300,402

Total debt obligations	$627,476	$724,643

Amount due within one year	$51,500	$58,000

Amounts due beyond one year	$575,976	$666,643

Revolving Credit Facilities

The Company subsidiary, TL has a credit agreement (“the “Credit Agreement”), with a group of banks (the “Bank Group”) to provide a revolving credit facility (the “Credit Facility”) with an aggregate commitment amount of up to $205,000 (which also includes within such amount a $50,000 letter of credit facility). The Credit Facility provides for payments of interest only during its term beginning on its inception date through April 22, 2013 when all borrowings are due in full. Interest on the outstanding amount due under the Credit Facility at June 30, 2009 was based either on the U.S. prime rate or LIBOR plus a spread between 0.5% and 1.5%, which varies based on TGH’s leverage. Total outstanding principal under the Credit Facility was $7,000 and $53,000 as of June 30, 2009 and December 31, 2008, respectively. The Company had no outstanding letters of credit under the Credit Facility as of June 30, 2009 and December 31, 2008.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

The Credit Facility is secured by the Company’s containers and under the terms of the Credit Facility, the total outstanding principal may not exceed the lesser of the commitment amount and a formula based on the Company’s net book value of containers and outstanding debt. The additional amount available for borrowing under the Credit Facility, as limited by the Company’s borrowing base, was $43,147 as of June 30, 2009.

TGH acts as a guarantor of the Credit Facility. The Credit Facility contains restrictive covenants, including limitations on certain liens, indebtedness and investments. In addition, the Credit Facility contains certain restrictive financial covenants on TGH’s tangible net worth, leverage, debt service coverage and on TL’s leverage and interest coverage. The Company was in compliance with all such covenants at June 30, 2009. There is a commitment fee of 0.20% to 0.30% on the unused portion of the Credit Facility, which varies based on the leverage of TGH and is payable in arrears. In addition, there is an agent’s fee, which is payable annually in advance.

Bonds Payable and Secured Debt Facility

In 2005, one of the Company’s subsidiaries, TMCL, issued $580,000 in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580,000 in 2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. During March, April and May of 2009, the Company repurchased $65,000 of aggregate original face amount or $39,917 in aggregate outstanding principal amount of its 2005-1 Bonds at a purchase price of $20,234. As a result of these purchases, the Company recognized a gain on early extinguishment of debt during the three and six months ended June 30, 2009 of $16,298 and $19,938, respectively, net of the write-off of deferred debt financing costs during the three and six months ended June 30, 2009 of $239 and $285, respectively. Based on the outstanding principal amount at June 30, 2009 and under a 10-year amortization schedule, $51,500 in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. TMCL is permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds. Ultimate payment of the 2005-1 Bond principal has been insured by Ambac Assurance Corporation and the cost, 0.275% on the outstanding principal balance of the 2005-1 Bonds, of this insurance coverage is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

The Company’s primary ongoing container financing requirements are funded by revolving notes issued by TMCL (the “Secured Debt Facility”). The Secured Debt Facility provided a total commitment in the amount of $475,000 as of June 30, 2009. The additional amount available for borrowing under the Secured Debt Facility, as limited by the Company’s borrowing base, was $122,894 as of June 30, 2009. The Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date (i.e. July 1, 2010), with a provision for the Secured Debt Facility to amortize over a 10-year, but not to exceed the maximum term of a 15-year period beginning on the Conversion Date. The interest rate on the Secured Debt Facility, payable monthly in arrears, is LIBOR plus 1.25% during the revolving period prior to the Conversion Date. If the Secured Debt Facility is not refinanced or renewed prior to the Conversion Date, the interest rate would increase during the 10 or 15 year amortization period that follows.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

Under the terms of the 2005-1 Bonds and Secured Debt Facility, the total outstanding principal of these two programs may not exceed an amount (the “Asset Base”), which is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct financing and sales-type leases. The total obligations under the 2005-1 Bonds and the Secured Debt Facility are secured by a pledge of TMCL’s assets. TMCL’s total assets amounted to $1,065,919 as of June 30, 2009. The 2005-1 Bonds and the Secured Debt Facility also contain restrictive covenants regarding the average age of TMCL’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s container management subsidiary net income and debt levels, and overall Asset Base minimums, in which TMCL and TGH’s container management subsidiary were in full compliance at June 30, 2009.

The following is a schedule by year, of future scheduled repayments, as of June 30, 2009:

	Revolving Credit Facility	2005-1 Bonds (1)	Secured Debt Facility(1)
Twelve months ending June 30:
2010	$—	$51,500	$—
2011	—	51,500	31,700
2012	—	51,500	31,700
2013	—	51,500	31,700
2014 and thereafter	7,000	98,700	221,900

	$7,000	$304,700	$317,000

(1)	Future scheduled payments for the 2005-1 Bonds and the Secured Debt Facility exclude step acquisition adjustments of $687 and $537, respectively, related to the purchase by TL of 3,000 additional shares of TMCL on November 1, 2007. The adjustments were recorded to reduce the balance of both the 2005-1 Bonds and the Secured Debt Facility to an amount that equaled the fair market value of the debt on the date of the acquisition.

The future repayments schedule for the Secured Debt Facility is based on the facility not being extended on its Conversion Date and then converting into a ten-year fully amortizing note payable.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

Derivative Instruments

The Company has entered into several interest rate swap and cap agreements with several banks to reduce the impact of changes in interest rates associated with its 2005-1 Bonds and Secured Debt Facility. The following is a summary of the Company’s derivative instruments as of June 30, 2009:

Derivative instruments	Notional amount
Interest rate cap contracts with several banks with fixed rates between 3.45% and 7.11% per annum, non-amortizing notional amounts, with termination dates through November 2015	$130,000
Interest rate swap contracts with several banks, with fixed rates between 3.36% and 5.32% per annum, amortizing notional amounts, with termination dates through November 2013	387,260

Total notional amount as of June 30, 2009	$517,260

During August 2009, the Company entered into an interest rate swap contract with a bank, with a fixed rate at 2.961% per annum, in amortizing notional amount with initial notional amount of $45,000 and a term from August 17, 2009 through August 15, 2014.

The Company’s interest rate swap agreements had a fair value liability of $11,325 and $19,387 as of June 30, 2009 and December 31, 2008, respectively. The change in fair value was recorded in the condensed consolidated statement of income as Unrealized gains on interest rate swaps, net.

The Company measures the fair value of its interest rate swaps under a Level 2 input as defined by SFAS 157. The Company changed from measuring the fair value of its interest rate swaps under a Level 3 input to a Level 2 input during the three months ended June 30, 2009 because it began determining the fair value estimate using observable market inputs. In addition, the liability valuation reflects the credit standing of the Company and the counterparties to the interest rate swaps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps was the income approach. This approach represents the present value of future cash flows based upon current market expectations.

The Company manages its exposure to counterparty risk by entering into derivative instruments with high-quality financial institutions that can be expected to fully perform under the terms of such agreements. The Company monitors the credit rating of these institutions on a quarterly basis. The Company does not require collateral or other security to support derivative financial instruments with credit risk as of June 30, 2009. The interest rate swap agreements are considered an obligation under the 2005-1 Bonds and Secured Debt Facility, as it was entered into with counterparties that are also lenders under the Credit Facility, 2005-1 Bonds and Secured Debt Facility. The Company’s counterparty credit exposure is nil as of June 30, 2009 because the fair value all of the Company’s interest rate swap positions were liabilities at that reporting date. Notional amounts of derivative financial instruments do not represent exposure to credit loss.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

(6)	Segment Information

As described in Note 1 “Nature of Business”, the Company operates in four reportable segments: (i) Container Ownership, (ii) Container Management, (iii) Container Resale and (iv) Military Management. The following tables show segment information for the three and six months ended June 30, 2009 and 2008, reconciled to the Company’s income before taxes as shown in its condensed consolidated statements of income:

Three Months Ended June 30, 2009	Container Ownership	Container Management	Container Resale	Military Management	Other	Eiminations	Totals
Lease rental income	$43,830	$—	$—	$366	$—	$—	$44,196
Management fees	—	7,618	2,411	451	—	(4,446)	6,034
Trading container sales proceeds	—	—	1,423	—	—	—	1,423
Gain on sale of containers, net	2,785	—	—	—	—	—	2,785

Total revenue	$46,615	$7,618	$3,834	$817	$—	$(4,446)	$54,438

Depreciation expense	$11,534	$186	$—	$5	$—	$(464)	$11,261

Interest expense	$3,012	$—	$—	$—	$—	$—	$3,012

Unrealized gains on interest rate swaps, net	$6,733	$—	$—	$—	$—	$—	$6,733

Segment income before taxes	$36,470	$738	$1,930	$245	$(696)	$314	$39,001

Total assets	$1,146,163	$121,980	$1,364	$1,133	$2,117	$(24,861)	$1,247,896

Additions to long-lived assets	$9,694	$14,033	$—	$—	$—	$—	$23,727

Three Months Ended June 30, 2008
Lease rental income	$47,273	$—	$—	$1,295	$—	$—	$48,568
Management fees	—	10,014	2,073	439	—	(5,567)	6,959
Trading container sales proceeds	—	—	10,369	—	—	—	10,369
Gain on sale of containers, net	3,711	—	—	—	—	—	3,711

Total revenue	$50,984	$10,014	$12,442	$1,734	$—	$(5,567)	$69,607

Depreciation expense	$13,943	$163	$—	$19	$—	$(359)	$13,766

Interest expense	$5,298	$—	$—	$—	$—	$—	$5,298

Unrealized gains on interest rate swaps, net	$7,175	$—	$—	$—	$—	$—	$7,175

Segment income before taxes	$28,137	$3,262	$3,732	$521	$(862)	$(263)	$34,527

Total assets	$1,098,798	$127,969	$5,699	$1,667	$1,638	$(24,119)	$1,211,652

Additions to long-lived assets	$63,533	$243	$—	$—	$—	$—	$63,776

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

Six Months Ended June 30, 2009	Container Ownership	Container Management	Container Resale	Military Management	Other	Eiminations	Totals
Lease rental income	$92,467	$—	$—	$824	$—	$—	$93,291
Management fees	—	17,176	3,870	903	—	(10,071)	11,878
Trading container sales proceeds	—	—	3,688	—	—	—	3,688
Gain (loss) on sale of containers, net	5,165	(3)	—	—	—	—	5,162

Total revenue	$97,632	$17,173	$7,558	$1,727	$—	$(10,071)	$114,019

Depreciation expense	$22,962	$367	$—	$8	$—	$(924)	$22,413

Interest expense	$6,312	$—	$—	$—	$—	$—	$6,312

Unrealized gains on interest rate swaps, net	$8,062	$—	$—	$—	$—	$—	$8,062

Segment income before taxes	$60,032	$3,580	$3,107	$609	$(1,466)	$(167)	$65,695

Total assets	$1,146,163	$121,980	$1,364	$1,133	$2,117	$(24,861)	$1,247,896

Additions to long-lived assets	$13,287	$14,219	$—	$—	$—	$—	$27,506

Six Months Ended June 30, 2008
Lease rental income	$94,131	$—	$—	$1,971	$—	$—	$96,102
Management fees	—	20,670	4,353	879	—	(11,493)	14,409
Trading container sales proceeds	—	—	24,083	—	—	—	24,083
Gain on sale of containers, net	7,248	—	—	—	—	—	7,248

Total revenue	$101,379	$20,670	$28,436	$2,850	$—	$(11,493)	$141,842

Depreciation expense	$27,003	$316	$—	$38	$—	$(707)	$26,650

Interest expense	$12,245	$—	$—	$—	$—	$—	$12,245

Unrealized gains on interest rate swaps, net	$906	$—	$—	$—	$—	$—	$906

Segment income before taxes	$40,200	$7,290	$8,916	$873	$(1,616)	$(722)	$54,941

Total assets	$1,098,798	$127,969	$5,699	$1,667	$1,638	$(24,119)	$1,211,652

Additions to long-lived assets	$140,054	$447	$—	$—	$—	$—	$140,501

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Ownership segments.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on lease. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

(7)	Commitments and Contingencies

(a)	Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s Secured Debt Facility and 2005-1 Bonds. The total balance of these restricted cash accounts was $12,061 and $16,107 as of June 30, 2009 and December 31, 2008, respectively.

(b)	Legal Proceedings on the Sale of the Partnerships’ Assets

On April 18, 2005, six California limited partnerships formed to invest in transportation equipment sold substantially all of their assets to RFH, Ltd. (“RFH”). As part of this sale transaction, RFH engaged Textainer Equipment Management Ltd., one of the general partners, to manage the containers RFH bought.

Five lawsuits were filed between March 2005 and June 2007 in state and federal court, initiated by certain limited partners. The state cases were consolidated into one action. The limited partners in the state action alleged that the general partners breached their fiduciary duties by selling the assets for less than their fair value, retaining management rights over the assets following the sale, and making materially false or misleading statements in proxy statements issued in connection with the sale of assets. In the federal case, plaintiffs alleged a breach of fiduciary duty claim similar to that in the state action and also alleged that the general partners violated federal securities laws. The lawsuits sought to recover damages for the limited partners based on the allegedly inadequate purchase price paid for the assets.

On February 5, 2009, the plaintiffs in the state case, plaintiff in the federal case, and the Textainer defendants reached a settlement agreement under which Textainer’s insurer would pay a total of $10,000 to the plaintiffs on defendants’ behalf. On May 5, 2009, the Court granted final approval of the global settlement agreement. On July 7, 2009, the time for class members to appeal the class action settlement agreement expired.

On November 24, 2008, the Ninth Circuit granted the federal parties’ joint motion for a stay in proceedings and deferral of decision in order to finalize settlement proceedings. The motion to stay was continued on May 8, 2009, and the parties stipulated to a voluntary dismissal of the appeal on July 10, 2009. The parties expect that the Ninth Circuit will dismiss the appeal with prejudice no later than August 31, 2009, upon which date the settlement agreement will become effective and final.

(8)	Share Option and Restricted Share Unit Plan

As of June 30, 2009, the Company maintained one active share option and restricted share unit plan, the 2007 Plan. The 2007 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights. The 2007 Plan provides for grants of incentive share options only to the Company’s employees or employees of any parent or subsidiary of TGH. Awards other than incentive share options may be granted to the Company’s employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of TGH. Under the 2007 Plan, which

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

was approved by the Company’s shareholders on September 4, 2007, a maximum of 3,808,371 share awards may be granted under the plan. At June 30, 2009, 1,051,781 shares were available for future issuance under the 2007 Plan.

Share options are granted at exercise prices equal to the fair market value of the shares on the grant date. Each employee’s options vest in increments of 25% per year beginning approximately one year after an option’s grant date. Unless terminated pursuant to certain provisions within the share option plans, including discontinuance of employment with the Company, all unexercised options expire ten years from the date of grant.

Beginning approximately one year after a restricted share unit’s grant date, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% for the fourth and fifth year.

The following is a summary of activity in the Company’s 2007 Plan for the six months ended June 30, 2009:

	Share options (common share equivalents)	Weighted average exercise price
Balances, December 31, 2008	1,284,012	$14.68
Options granted during the period	—	$—
Options forfeited during the period	—	$—

Balances, June 30, 2009	1,284,012	$14.68

Options exercisable at June 30, 2009	260,129	$16.49

	Restricted share units	Weighted average grant date fair value
Balances, December 31, 2008	1,282,140	$12.34
Share units granted during the period	—	$—
Share units vested during the period	(156,031)	$14.29

Balances, June 30, 2009	1,126,109	$12.08

No share options or restricted share units were granted during the six months ended June 30, 2009. As of June 30, 2009, $11,433 of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 3.2 years. The aggregate intrinsic value of all options outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $11.49 per share as of June 30, 2009 was $1,089.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

(9)	Comprehensive Income

The following table provides a reconciliation of the Company’s net income to total comprehensive income attributable to Textainer Group Holdings Limited common shareholders:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Net income	$37,501	$34,812	$62,039	$53,881
Other comprehensive income:
Foreign currency translation adjustments	96	6	26	(75)

Total comprehensive income	37,597	34,818	62,065	53,806
Less: comprehensive income attributable to noncontrolling interest	(6,483)	(4,423)	(10,110)	(6,126)

Total comprehensive income attributable to Textainer Group Holdings Limited common shareholders	$31,114	$30,395	$51,955	$47,680

(10)	Subsequent Events

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS 165”). SFAS 165 defines subsequent events to include events or transactions that occur after the balance sheet date, but before the financial statements are issued. SFAS 165 requires that subsequent events are named either as recognized (referred to in practice as Type I subsequent events) or non-recognized (referred to in practice as Type II subsequent events). In addition, the date through which an entity has evaluated subsequent events, as well as the basis for using that date, must be disclosed. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted SFAS 165 effective June 30, 2009, as required.

Purchase Leaseback Transaction

On July 16, 2009, the Company completed a purchase leaseback transaction for approximately 28,000 containers with an Asian shipping line for $11,914. This event was treated as a non-recognized subsequent event in accordance with SFAS 165.

Container Purchases

On August 1, 2009, the Company purchased approximately 29,000 containers that it has been managing for a large institutional investor for $32,585, subject to a post-closing purchase price adjustment. This event was treated as a non-recognized subsequent event in accordance with SFAS 165.

Dividend

On August 10, 2009, the Company’s board of directors approved and declared a quarterly cash dividend of $0.23 per share on the Company’s issued and outstanding common shares, payable on September 1, 2009 to shareholders of record as of August 21, 2009. This event was treated as a non-recognized subsequent event in accordance with SFAS 165.

Management has performed an evaluation of the company’s activities through the date and time these financial statements were issued on August 11, 2009 and concluded that there are no additional significant events requiring recognition or disclosure.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and notes thereto included in Item 1 “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 furnished to the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009 (our “2008 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information— Risk Factors” of our 2008 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “Textainer,” “the Company,” “we,” “us” or “our” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.68 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands, unless otherwise indicated.

Overview

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size, with a current total fleet of more than 1.5 million containers, representing over 2.3 million TEU, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by container vessel fleet size. We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 100,000 TEU of new containers per year for the past 10 years, and have been one of the largest purchasers of new containers among container lessors over the same period. We believe we are also one of the two largest sellers of used containers among container lessors, having sold more than 170,000 containers during the last two years to more than 1,000 customers. We provide our services worldwide via a network of 14 regional and area offices and over 320 independent depots in more than 180 locations. Trencor, a company publicly traded on the Johannesburg Stock Exchange in Johannesburg, South Africa, and its affiliates currently have beneficiary interest in a majority of our issued and outstanding common shares.

We operate our business in four core segments:

Container Ownership. As of June 30, 2009, we owned containers accounting for approximately 43% of our fleet.

Container Management. As of June 30, 2009, we managed containers on behalf of 11 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. These managed containers account for 57% of our fleet.

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

Military Management. We lease containers to the U.S. military pursuant to the Surface Deployment and Distribution Command (“SDDC”) contract and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military.

The table below summarizes the composition of our fleet, in TEU, by type of containers, as of June 30, 2009:

	Standard Dry Freight	Specialized	Total	Percent of Total Fleet
Managed	1,187,424	37,406	1,224,830	57.4%
Owned	896,624	13,309	909,933	42.6%

Total fleet	2,084,048	50,715	2,134,763	100.0%

Our owned and managed lease fleet as of June 30, 2009 based on TEU on hire as a percentage of total TEU on hire was as follows:

Percent of Total On- Hire Fleet
Term leases	71.60%
Master leases	21.15%
Spot leases	3.16%
Direct financing and sales-type leases	4.09%

Total	100.00%

The following table summarizes our average total fleet utilization (CEU basis) for the three and six months ended June 30, 2009 and 2008:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Utilization	86.9%	93.9%	88.7%	93.4%

We measure utilization on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease.

The following is a reconciliation of net income to the Company’s definition of EBITDA for the three and six months ended June 30, 2009 and 2008. EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized losses on interest rate swaps and caps, net, unrealized gains on interest rate swaps, net, income tax expense (benefit), net income attributable to the noncontrolling interest, depreciation and amortization expense and the related impact on net income attributable to the noncontrolling interest) is not a financial measure calculated in accordance with United States generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measure derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA is presented solely as a supplemental disclosure because management believes that it may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. We believe EBITDA provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations and our ability to fund our expected growth with internally generated funds. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	EBITDA is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$31,018	$30,389	$51,929	$47,755
Adjustments:
Interest income	(17)	(316)	(51)	(893)
Interest expense	3,012	5,298	6,312	12,245
Realized losses on interest rate swaps and caps, net	3,799	1,594	7,702	2,279
Unrealized gains on interest rate swaps, net	(6,733)	(7,175)	(8,062)	(906)
Income tax expense (benefit)	1,500	(285)	3,656	1,060
Net income attributable to the noncontrolling interest	6,483	4,423	10,110	6,126
Depreciation expense	11,261	13,766	22,413	26,650
Amortization expense	1,849	1,674	3,459	3,644
Impact of reconciling items on net income attributable to the noncontrolling interest	(1,699)	(2,070)	(4,845)	(6,520)

EBITDA	$50,473	$47,298	$92,623	$91,440

Our total revenues primarily consist of leasing revenues derived from the lease of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties, equipment resale and military management. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Factors Affecting Our Performance

We believe there are a number of factors that have affected, and are likely to continue to affect, our operating performance. These factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers;

•	availability of credit to our customers;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	terrorist attacks, the threat of such attacks or the outbreak of war and hostilities.

The current downturn in the world’s major economies and the constraints in the credit markets are expected to cause containerized cargo volume growth to slow or become negative on some trade routes. Typically slow or negative growth in containerized cargo volume leads to surplus containers, lower utilization, higher direct costs (mainly storage costs) and weaker shipping lines going out of business. We intend to focus on keeping utilization as high as possible during the current economic downturn by, among other things, promoting the extension of leases for in-fleet containers. For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information— Risk Factors” included in our 2008 Form 20-F.

Results of Operations

Comparison of the Three and Six Months Ended June 30, 2009 and 2008

The following table summarizes our total revenues for the three and six months ended June 30, 2009 and 2008 and the percentage changes between those periods:

	Three Months Ended June 30,		% Change Between	Six Months Ended June 30,		% Change Between
	2009	2008	2009 and 2008	2009	2008	2009 and 2008
	(Dollars in thousands)			(Dollars in thousands)
Lease rental income	$44,196	$48,568	(9.0%)	$93,291	$96,102	(2.9%)
Management fees	6,034	6,959	(13.3%)	11,878	14,409	(17.6%)
Trading container sales proceeds	1,423	10,369	(86.3%)	3,688	24,083	(84.7%)
Gain on sale of containers, net	2,785	3,711	(25.0%)	5,162	7,248	(28.8%)

Total revenues	$54,438	$69,607	(21.8%)	$114,019	$141,842	(19.6%)

Lease rental income for the three months ended June 30, 2009 decreased $4,372 (-9.0%) compared to the three months ended June 30, 2008. This included a $3,518 decrease due to a 8.0 percentage point decrease in utilization, a $2,543 decrease due to a 6.3% decrease in per diem rental rates and a $928 decrease in military subleasing income, partially offset by a $1,779 increase due to a 4.2% increase in fleet size, a $375 increase in Damage Protection Plan (“DPP”) income, a $309 increase in geography income (drop-off charges and pick-up charges and credits) and a $158 increase in finance lease income. Lease rental income for the six months ended June 30, 2009 decreased $2,811 (-2.9%) compared to the six months ended June 30, 2008. This included a $4,743 decrease due to a 5.4 percentage point decrease in utilization, a $3,725 decrease due to a 4.5% decrease in per diem rental rates and a $1,147 decrease in military subleasing income, partially offset by a $4,633 increase due to a 6.2% increase in fleet size, a $996 increase in finance lease income, a $800 increase in DPP income, a $253 increase in geography income and a $159 increase in handling income.

Management fees for the three months ended June 30, 2009 decreased $925 (-13.3%) compared to the three months ended June 30, 2008 primarily due to a $1,006 decrease due to lower fleet performance, a $354 decrease due to a net decrease in the size of the fleets managed for container investors other than the Amphibious Container Leasing Limited (“Amficon”) fleet, a $84 decrease due to lower acquisition fees due to lower container purchases, partially offset by $519 in additional fees earned from managing the Amficon fleet. Management fees for the six months ended June 30, 2009 decreased $2,531 (-17.6%) compared to the six months ended June 30, 2008 primarily due to a $1,637 decrease due to lower fleet performance, a $666 decrease in sales commissions due to lower container sales, a $563 decrease due to a net decrease in the size of the fleets managed for container investors other than the Amficon fleet, a $184 decrease due to lower acquisition fees due to lower container purchases, partially offset by $519 in additional fees earned from managing the Amficon fleet.

Trading container sales proceeds for the three months ended June 30, 2009 decreased $8,946 (-86.3%) compared to the three months ended June 30, 2008. $8,730 of this decrease was due to a 84.2% decrease in unit sales and $216 of this decrease was due to a decrease in average sales proceeds of $192 per unit. Trading container sales proceeds for the six months ended June 30, 2009 decreased $20,395 (-84.7%) compared to the six months ended June 30, 2008. $20,270 of this decrease was due to a 84.2% decrease in unit sales and $125 of this decrease was due to a decrease in average sales proceeds of $48 per unit.

Gain on sale of containers, net for the three months ended June 30, 2009 decreased $926 (-25.0%) compared to the three months ended June 30, 2008 primarily due to a $2,655 decrease due to a $252 decrease in average sales proceeds per unit, partially offset by a $1,729 increase due to a 46.6% increase in units sold. Gain on sale of containers, net for the six months ended June 30, 2009 decreased $2,086 (-28.8%) compared to the six months ended June 30, 2008 primarily due to a $3,763 decrease due to a $210 decrease in average sales proceeds per unit, partially offset by a $1,677 increase due to a 23.1% increase in units sold.

The following table summarizes our total operating expenses for the three and six months ended June 30, 2009 and 2008 and the percentage changes between those periods:

	Three Months Ended June 30,		% Change Between	Six Months Ended June 30,		% Change Between
	2009	2008	2009 and 2008	2009	2008	2009 and 2008
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense	$9,488	$6,858	38.3%	$17,310	$12,918	34.0%
Cost of trading containers sold	1,276	8,151	(84.3%)	3,279	18,219	(82.0%)
Depreciation expense	11,261	13,766	(18.2%)	22,413	26,650	(15.9%)
Amortization expense	1,849	1,674	10.5%	3,459	3,644	(5.1%)
General and administrative expense	5,064	5,479	(7.6%)	10,389	11,239	(7.6%)
Short-term incentive compensation expense	595	965	(38.3%)	1,190	1,776	(33.0%)
Long-term incentive compensation expense	883	826	6.9%	1,724	1,481	16.4%
Bad debt expense, net	1,527	488	212.9%	2,194	623	252.2%

Total operating expenses	$31,943	$38,207	(16.4%)	$61,958	$76,550	(19.1%)

Direct container expense for the three months ended June 30, 2009 increased $2,630 (38.3%) compared to the three months ended June 30, 2008 primarily due to a $2,744 increase in storage expense, a $193 increase in maintenance expense, a $126 increase in insurance expense and a $79 increase in DPP expense, partially offset by a $530 decrease in military sublease expense primarily as a result of a decline in military activity. Direct container expense for the six months ended June 30, 2009 increased $4,392 (34.0%) compared to the six months ended June 30, 2008 primarily due to a $3,837 increase in storage expense, a $422 increase in DPP expense, a $374 increase in maintenance expense, a $351 increase in handling expense and a $189 increase in insurance expense, partially offset by a $776 decrease in military sublease expense primarily as a result of a decline in military activity.

Cost of trading containers sold for the three months ended June 30, 2009 decreased $6,875 (-84.3%) compared to the three months ended June 30, 2008 due to a decrease of $5,250 as a result of a 64.4% decrease in unit sales and a decrease of $1,625 due to a 56.0% decrease in the average cost per unit of sold containers. Cost of trading containers sold for the six months ended June 30, 2009 decreased $14,940 (-82.0%) compared to the six months ended June 30, 2008 due to a decrease of $9,534 as a result of a 52.3% decrease in unit sales and a decrease of $5,406 due to a 62.2% decrease in the average cost per unit of sold containers.

Depreciation expense for the three months ended June 30, 2009 decreased $2,505 (-18.2%) compared to the three months ended June 30, 2008 primarily due to a $2,957 decrease due to an increase in estimated residual values used in the calculation of depreciation expense during the three months ended September 30, 2008, partially offset by a $452 increase due to an increase in fleet size. Depreciation expense for the six months ended June 30, 2009 decreased $4,237 (-15.9%) compared to the six months ended June 30, 2008 primarily due to a $5,361 decrease due to an increase in estimated residual values used in the calculation of depreciation expense during the three months ended September 30, 2008, partially offset by a $1,124 increase due to an increase in fleet size.

Amortization expense for the three months ended June 30, 2009 increased $175 (10.5%) compared to the three months ended June 30, 2008. This increase included a $240 increase due to the purchase of the management rights for the Amficon container fleet, partially offset by a $65 decrease as a result of a revision in amortization estimates of the purchase prices paid for acquiring the management rights from Gateway Management Services Limited (“Gateway”) and Capital Lease Limited, Hong Kong (“Capital”). Amortization expense for the six months ended June 30, 2009 decreased $185 (-5.1%) compared to the six months ended June 30, 2008. This decrease included a $438 decrease as a result of a revision in amortization estimates of the purchase prices paid for acquiring the management rights from Gateway and Capital, partially offset by a $240 increase due to the purchase of the management rights for the Amficon container fleet.

General and administrative expense for the three months ended June 30, 2009 decreased $415 (-7.6%) compared to the three months ended June 30, 2008 primarily due to a $189 decrease in professional fees, a $67 decrease in travel costs, a $61 decrease in insurance expense and a $47 decrease in fees related to operating as a public company. General and administrative expense for the six months ended June 30, 2009 decreased $850 (-7.6%) compared to the six months ended June 30, 2008 primarily due to a $242 decrease in travel costs, a $196 decrease in professional fees, a $123 decrease in insurance expense, a $62 decrease in fees related to operating as a public company and a $136 decrease in inspection costs.

Short-term incentive compensation expense for the three and six months ended June 30, 2009 decreased $370 (-38.3%) and $586 (-33.0%), respectively, compared to the three and six months ended June 30, 2008, respectively, due to a lower expected incentive compensation award for fiscal year 2009 compared to fiscal year 2008.

Long-term incentive compensation expense for the three and six months ended June 30, 2009 increased $57 (6.9%) and $243 (16.4%), respectively, compared to the three and six months ended June 30, 2008, respectively, due to additional share options and restricted share units that were granted under our 2007 Share Incentive Plan in November 2008.

Bad debt expense, net for the three and six months ended June 30, 2009 increased $1,039 (212.9%) and $1,571 (252.2%), respectively, compared to the three and six months ended June 30, 2008 primarily due to an increase in our general reserve as a result of the current economic environment and uncertainty in the market, which has impacted our customers.

The following table summarizes other income (expense) for the three and six months ended June 30, 2009 and 2008 and the percentage changes between those periods:

	Three Months Ended June 30,		% Change Between	Six Months Ended June 30,		% Change Between
	2009	2008	2009 and 2008	2009	2008	2009 and 2008
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(3,012)	$(5,298)	(43.1%)	$(6,312)	$(12,245)	(48.5%)
Gain on early extinguishment of debt	16,298	—	N/A	19,398	—	N/A
Interest income	17	316	(94.6%)	51	893	(94.3%)
Realized losses on interest rate swaps and caps, net	(3,799)	(1,594)	138.3%	(7,702)	(2,279)	238.0%
Unrealized gains on interest rate swaps, net	6,733	7,175	(6.2%)	8,062	906	789.8%
Gain on lost military containers, net	29	1,689	(98.3%)	168	1,689	(90.1%)
Other, net	240	839	(71.4%)	(31)	685	(104.5%)

Net other expense	$16,506	$3,127	427.9%	$13,634	$(10,351)	(231.7%)

Interest expense for the three months ended June 30, 2009 decreased $2,286 (-43.1%) compared to the three months ended June 30, 2008. This decrease included a $2,738 decrease due to a decrease in average interest rates of 1.69 percentage points, partially offset by an increase of $452 due to an increase in average debt balances of $51,039. Interest expense for the six months ended June 30, 2009 decreased $5,933 (-48.5%) compared to the six months ended June 30, 2008. This decrease included a $7,644 decrease due to a decrease in average interest rates of 2.27 percentage points, partially offset by an increase of $1,711 due to an increase in average debt balances of $82,693.

During the three months ended June 30, 2009, the Company repurchased $55,000 in original face amount, or $33,750 in outstanding principal amount, of its 2005-1 Bonds for $17,212 and recorded a gain on early extinguishment of debt of $16,298, net of the write-off of deferred debt financing costs of $240. During the six months ended June 30, 2009, the Company repurchased $65,000 in original face amount, or $39,917 in outstanding principal amount, of its 2005-1 Bonds for $20,234 and recorded a gain on early extinguishment of debt of $19,398, net of the write-off of deferred debt financing costs of $285.

Interest income for the three months ended June 30, 2009 decreased $299 (-94.6%) compared to the three months ended June 30, 2008. $236 of this decrease was due to a decrease in average interest rates of 1.42 percentage points and $63 of this decrease was due to a decrease in average cash balances of $16,661. Interest income for the six months ended June 30, 2009 decreased $842 (-94.3%) compared to the six months ended June 30, 2008. $707 of this decrease was due to a decrease in average interest rates of 1.90 percentage points and $135 of this decrease was due to a decrease in average cash balances of $13,310.

Realized losses on interest rate swaps and caps, net for the three months ended June 30, 2009 increased $2,205 (138.3%) compared to the three months ended June 30, 2008. $1,978 of this increase was due to a decrease in average interest rates of 1.94 percentage points and $227 of this increase was due to an increase in average interest rate swap notional amounts of $50,725. Realized losses on interest rate swaps and caps, net for the six months ended June 30, 2009 increased $5,423 (238.0%) compared to the six months ended June 30, 2008. $5,015 of this increase was due to a decrease in average interest rates of 2.40 percentage points and $408 of this increase was due to an increase in average interest rate swap notional amounts of $63,451.

Unrealized gains on interest rate swaps, net for the three months ended June 30, 2009 decreased $442 (-6.2%) compared to the three months ended June 30, 2008 due to a lesser decrease in the fair value liability for interest rate swaps held for the three months ended June 30, 2009 compared to the decrease in the fair value liability for interest rate swaps held for the three months ended June 30, 2008. Unrealized gains on interest rate swaps, net for the six months ended June 30, 2009 increased $7,156 (789.8%) compared to the six months ended June 30, 2008 due to a decrease in the fair value liability for interest rate swaps held for the six months ended June 30, 2009 compared to an increase in the fair value liability for interest rate swaps held for the six months ended June 30, 2008.

The U.S. military informed us during the six months ended June 30, 2009 that 866 containers that they leased from us were unaccounted for. Of this total, 301 were owned containers, 425 were managed for third party owners and 140 were subleased. Per the terms of our contract with the U.S. military, they paid a stipulated value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers will cease, but we did record gains on these containers of $29 and $168 during the three and six months ended June 30, 2009, respectively. The U.S. military informed us during the three months ended June 30, 2008 that 4,863 containers that they leased from us were unaccounted for. Of this total, 4,368 were owned containers and 495 were subleased. Per the terms of our contract with the U.S. military, they paid a stipulated value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers will cease, but we did record gains on these containers of $1,689 during the three and six months ended June 30, 2008.

Other, net for the three and six months ended June 30, 2009 decreased $599 (-71.4%) and $716 (-104.5%), respectively compared to the three and six months ended June 30, 2008 primarily due to the release of a $750 reserve related to a dispute with a container manufacturer during the three months ended June 30, 2008.

The following table summarizes income tax and net income attributable to the noncontrolling interest for the three and six months ended June 30, 2009 and 2008 and the percentage changes between those periods:

	Three Months Ended June 30,		% Change Between	Six Months Ended June 30,		% Change Between
	2009	2008	2009 and 2008	2009	2008	2009 and 2008
	(Dollars in thousands)			(Dollars in thousands)
Income tax expense (benefit)	$1,500	$(285)	626.3%	$3,656	$1,060	244.9%
Net income attributable to the noncontrolling interest	$(6,483)	$(4,423)	46.6%	$(10,110)	$(6,126)	65.0%

Income tax expense (benefit) changed to an expense of $1,500 for the three months ended June 30, 2009 from a benefit of $285 for the three months ended June 30, 2008. Income tax expense increased $2,596 (244.9%) for the six months ended June 30, 2009 compared to the six months ended June 30, 2008. The Company’s expected annual effective tax rate increased to 5.57% from -0.94% for the year ended December 31, 2008 primarily due to the release of the Company’s unrecognized tax benefits in 2008. The Company believes the total amount of unrecognized tax benefit as of June 30, 2009 will decrease by $1,485 in the next twelve months due to expiration of the statute of limitations, of which $1,371 will reduce the Company’s annual effective tax rate.

In May of 2009, the Company received notification from the Internal Revenue Service that the 2007 United States tax return for one of TGH’s subsidiaries, Textainer Equipment Management (U.S.) Limited, has been selected for examination. The examination is currently ongoing and to date, no matters have arisen to alter the Company’s accounting for income taxes.

Net income attributable to the noncontrolling interest for the three and six months ended June 30, 2009 increased $2,060 (46.6%) and $3,984 (65.0%), respectively, compared to the three and six months ended June 30, 2008, respectively, primarily due to higher level of net income generated by one of TGH’s subsidiaries, Textainer Marine Containers Limited (“TMCL”), for the three and six months ended June 30, 2009 compared to the three and six months ended June 30, 2008.

Segment Information:

The following table summarizes our income before taxes attributable to each of our business segments for the three and six months ended June 30, 2009 and 2008 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended June 30,		% Change Between	Six Months Ended June 30,		% Change Between
	2009	2008	2009 and 2008	2009	2008	2009 and 2008
	(Dollars in thousands)			(Dollars in thousands)
Container ownership	$36,470	$28,137	29.6%	$60,032	$40,200	49.3%
Container management	$738	$3,262	(77.4%)	$3,580	$7,290	(50.9%)
Container resale	$1,930	$3,732	(48.3%)	$3,107	$8,916	(65.2%)
Military management	$245	$521	(53.0%)	$609	$873	(30.2%)

Income before taxes attributable to the container ownership segment for the three months ended June 30, 2009 increased $8,333 (29.6%) compared to the three months ended June 30, 2008. This increase consisted of a $16,298 gain on early extinguishment of debt, a $2,410 decrease in depreciation expense and a $2,286 decrease in interest expense, partially offset by a $3,444 decrease in lease rental income, a $2,442 increase in direct container expense, a $2,205 increase in realized losses on interest rate swaps and caps, net, a $1,612 decrease in gain on disposal of lost military containers, net, a $1,018 increase in bad debt expense, net, a $926 decrease in gain on sale of containers, net, the prior period release of a $750 reserve related to a dispute with a container manufacturer and a $442 decrease in unrealized gains on interest rate swaps, net.

Income before taxes attributable to the container ownership segment for the six months ended June 30, 2009 increased $19,832 (49.3%) compared to the six months ended June 30, 2008. This increase consisted of a $19,398 gain on early extinguishment of debt, a $7,156 increase in unrealized gains on interest rate swaps, net, a $5,933 decrease in interest expense and a $4,041 decrease in depreciation expense, partially offset by a $5,423 increase in realized losses on interest rate swaps and caps, net, a $3,909 increase in direct container expense, a $2,083 decrease in gain on sale of containers, net, a $1,664 decrease in lease rental income, a $1,567 increase to bad debt expense, net, a $1,498 decrease in gain on disposal of lost military containers, net and the prior period release of a $750 reserve related to a dispute with a container manufacturer.

Income before taxes attributable to the container management segment for the three months ended June 30, 2009 decreased $2,524 (-77.4%) compared to the three months ended June 30, 2008. This decrease consisted primarily of a $2,395 decrease in management fees, a $178 decrease in interest income and a $177 increase in amortization expense, partially offset by a $370 decrease in short-term incentive compensation expense.

Income before taxes attributable to the container management segment for the six months ended June 30, 2009 decreased $3,710 (-50.9%) compared to the six months ended June 30, 2008. This decrease consisted primarily of a $3,493 decrease in management fees, a $447 decrease in interest income and a $243 increase in long-term incentive compensation expense, partially offset by a $586 decrease in short-term incentive compensation expense.

Income before taxes attributable to the container resale segment for the three months ended June 30, 2009 decreased $1,802 (-48.3%) compared to the three months ended June 30, 2008. This decrease consisted primarily of a $2,245 decrease in gains on container trading, net due to both a lower volume of container sales and a decrease in average gross margin of $200 per unit, partially offset by a $338 increase in sales commissions due to a higher volume of managed container sales and a $86 decrease in overhead expenses.

Income before taxes attributable to the container resale segment for the six months ended June 30, 2009 decreased $5,809 (-65.2%) compared to the six months ended June 30, 2008. This decrease consisted primarily of a $5,528 decrease in gains on container trading, net due to both a lower volume of container sales and a decrease in average gross margin of $168 per unit and a $482 decrease in sales commissions due to a lower volume of managed container sales, partially offset by a $160 decrease in overhead expenses.

Income before taxes attributable to the military management segment for the three months ended June 30, 2009 decreased $276 (-53.0%) compared to the three months ended June 30, 2008 primarily due to a $400 decrease in sublease income, partially offset by a $105 increase in the gain on disposal of lost military containers, net.

Income before taxes attributable to the military management segment for the six months ended June 30, 2009 decreased $264 (-30.2%) compared to the six months ended June 30, 2008 primarily due to a $372 decrease in sublease income, partially offset by a $47 increase in the gain from disposal of lost military containers, net.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 39% and 41% of our direct container expenses for the three and six months ended June 30, 2009, respectively, were paid in foreign currencies. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2008 Form 20-F. Our operations in locations outside of the U.S. have some exposure to non-U.S. currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. However, part of our operating expenses paid in foreign currencies are for transportation and other costs incurred as a result of the SDDC contract. The SDDC contract contains an adjustment feature such that we are effectively protected against most foreign currency risks for the expenses incurred under the SDDC contract. In 2009 and 2008, our operating expenses paid in foreign currencies were spread among 15 currencies, resulting in some level of self-hedging. We do not engage in currency hedging. During the three months ended June, 2009 and 2008, we recognized foreign exchange gains of $95 and $466, respectively. During the six months ended June, 2009 and 2008, we recognized foreign exchange gains of $204 and $756, respectively.

Liquidity and Capital Resources

As of June 30, 2009, we had cash and cash equivalents of $49,466. Our principal sources of liquidity to date have been (1) cash flows from operations, (2) proceeds from the issuance of common shares in connection with our October 2007 initial public offering, (3) the sale of containers, (4) the issuance of variable rate amortizing bonds (the “2005-1 Bonds”) by one of our subsidiaries, TMCL, (5) borrowings under a conduit facility (which allows for recurring borrowings and repayments) granted to TMCL (the “Secured Debt Facility”) and (6) borrowings under the revolving credit facility extended to one of our subsidiaries, TL (the “Credit Facility”). As of June 30, 2009, we had the following outstanding borrowings and borrowing capacities under the Credit Facility, the Secured Debt Facility and the 2005-1 Bonds (in thousands):

Facility	Current Borrowing	Additional Borrowing Commitment	Total Commitment	Current Borrowing	Additional Available Borrowing, as Limited by our Borrowing Base	Total Current and Available Borrowing
Credit Facility	$7,000	$198,000	$205,000	$7,000	$43,147	$50,147
Secured Debt Facility (1)	317,000	158,000	475,000	317,000	122,894	439,894
2005-1 Bonds (1)	304,700	—	304,700	304,700	—	304,700

Total	$628,700	$356,000	$984,700	$628,700	$166,041	$794,741

(1)	Current borrowings for the Secured Debt Facility and 2005-1 Bonds exclude step acquisition adjustments of $687 and $537, respectively, related to TL’s purchase of 3,000 additional shares of TMCL. The adjustments were recorded to reduce the balance of both the Secured Debt Facility and 2005-1 Bonds to an amount that equaled the fair market value of the debt on the date of the acquisition.

The recent disruption in the credit market has had a significant adverse impact on a number of financial institutions. To date, we believe that our liquidity has not been materially impacted by the current credit environment. Assuming that our lenders remain solvent, we currently believe that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months. We will continue to monitor our liquidity and the credit markets. However, we cannot predict with any certainty the impact to the Company of continuing and further disruptions in the credit environment.

The Credit Facility, the Secured Debt Facility and the 2005-1 Bonds require us to comply with certain financial covenants. As of June 30, 2009, we believe we were in compliance with all of the applicable financial covenants under the Credit Facility, Secured Debt Facility and 2005-1 Bonds.

Cash Flow

The following table summarizes historical cash flow information for the six months ended June 30, 2009 and 2008:

	Six Months Ended June 30,
	2009	2008
	(Dollars in thousands)
Net income	$62,039	$53,881
Adjustments to reconcile net income to net cash provided by operating activities	979	12,221

Net cash provided by operating activites	63,018	66,102
Net cash provided by (used in) investing activities	10,744	(82,860)
Net cash (used in) provided by financing activities	(95,812)	11,636
Effect of exchange rate changes	26	(75)

Net decrease in cash and cash equivalents	(22,024)	(5,197)
Cash and cash equivalents, beginning of year	71,490	69,447

Cash and cash equivalents, end of the period	$49,466	$64,250

Operating Activities Cash Flows

Net cash provided by operating activities for the six months ended June 30, 2009 decreased $3,084 (4.7%) compared to the six months ended June 30, 2008 primarily due to lower fleet performance primarily resulting from lower utilization and higher storage costs.

Investing Activities Cash Flows

Net cash provided by (used in) investing activities changed to net cash provided by investing activities of $10,744 for the six months ended June 30, 2009 from net cash used in investing activities of $82,860 for the six months ended June 30, 2008 primarily due to a lower amount of new container purchases and a higher receipt of principal payments on direct financing and sales-type leases, partially offset by an increase in the purchase of intangible assets and lower proceeds from the sale of containers and fixed assets.

Financing Activities Cash Flows

Net cash (used in) provided by financing activities changed to net cash used in financing activities of $95,812 for the six months ended June 30, 2009 from net cash provided by financing activities of $11,636 for the six months ended June 30, 2008. This change was primarily due to a $46,000 net repayment of the revolving debt facilities during the six months ended June 30, 2009 compared to net proceeds of $6,000 during the six months ended June 30, 2008, net proceeds of $16,000 from the secured debt facility during the six months ended June 30, 2009 compared to net proceeds of $55,500 during the six months ended June 30, 2008, the re-purchase of 2005-1 Bonds for $20,234 during the six months ended June 30, 2009, partially offset by a $4,046 decrease in restricted cash during the six months ended June 30, 2009 compared to a $771 decrease during the six months ended June 30, 2008 and a decrease in principal payments on bonds payable of $1,458 for the six months ended June 30, 200 compared to the six months ended June 30, 2008.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of June 30, 2009:

	Payments Due by Twelve Month Period Ending June 30,
	Total	2010	2011	2012	2013	2014	2015 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
Bonds payable	$304,700	$51,500	$51,500	$51,500	$51,500	$51,500	$47,200
Secured debt facility	317,000	—	31,700	31,700	31,700	31,700	190,200
Revolving credit facility	7,000	—	—	—	—	7,000	—
Interest on obligations (1)	38,059	7,467	6,780	5,843	4,887	3,876	9,206
Interest rate swap payables (2)	24,953	10,000	5,485	4,851	4,038	579	—
Office lease obligations	9,471	1,430	1,250	1,256	1,190	1,213	3,132
Container purchase commitments	345	345	—	—	—	—	—
Container contracts payable	4,341	4,341	—	—	—	—	—

Total contractual obligations	$705,869	$75,083	$96,715	$95,150	$93,315	$95,868	$249,738

(1)	Assuming an estimated current interest rate of LIBOR plus a margin, which equals an all-in interest rate of 1.21%.

(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 0.31%, for all periods, for all interest rate contracts outstanding as of June 30, 2009.

Off Balance Sheet Arrangements

As of June 30, 2009, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2008 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2008 Form 20-F. Please refer to Item 5 “Operating and Financial Review and Prospects” included in our 2008 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the six months ended June 30, 2009, we have not experienced any material changes in market risk that affect the quantitative and qualitative disclosures presented in its 2008 Form 20-F.

Interest Rate Risk

We have entered into several interest rate swap and cap agreements with several banks to mitigate the impact of changes in interest rates associated with our 2005-1 Bonds and Secured Debt Facility. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the LIBOR. The differentials between the fixed and variable rate payments under these agreements are recognized in realized losses on interest rate swaps, net in the condensed consolidated statements of income.

The notional amount of the interest rate swap agreements was $387,260 as of June 30, 2009, with termination dates through November 2013. Through the interest rate swap agreements we have obtained fixed rates between 3.36% and 5.32%. The fair value liability of these agreements was $11,325 and $19,387 as of June 30, 2009 and December 31, 2008, respectively.

The notional amount of the interest rate cap agreements was $130,000 as of June 30, 2009, with termination dates through November 15, 2015.

Based on the debt balances and derivative instruments as of June 30, 2009, it is estimated that a 1% increase in interest rates would result in a decrease in the fair value liability of interest rate swaps of $6,027 and an increase in interest expense of $3,403.

Quantitative and Qualitative Disclosures About Credit Risk

There have been no material changes in our credit risks during the six months ended June 30, 2009. For a discussion of the credit risks to which we are exposed, see Item 11, “Quantitative and Qualitative Disclosures About Credit Risk” included in our 2008 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information—Risk Factors” included in our 2008 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2009

Textainer Group Holdings Limited

/s/ JOHN A. MACCARONE
John A. Maccarone
President and Chief Executive Officer